ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-181455; 333-181455-01

May 16, 2012

Rowan Companies, Inc.

Pricing Term Sheet

$500,000,000 4.875% Senior Notes due 2022

Issuer:	Rowan Companies, Inc.
Guarantor:	Rowan Companies plc
Ratings: (Moody’s / S&P)*	Baa3 / BBB-
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	May 16, 2012
Settlement Date:	May 21, 2012 (T+3)
Maturity Date:	June 1, 2022
Principal Amount:	$500,000,000
Benchmark:	UST 1.75% due May 15, 2022
Benchmark Price / Yield:	99-29 / 1.760%
Spread to Benchmark:	+ 320 bps
Yield to Maturity:	4.96%
Coupon:	4.875%
Public Offering Price:	99.333%
Net Proceeds Before Expenses:	$493,415,000
Optional Redemption:

Redeemable at any time prior to March 1, 2022 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 50 bps, plus accrued and unpaid interest.

Redeemable at any time on or after March 1, 2022 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2012
CUSIP / ISIN:	779382 AP5 / US779382AP57
Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. DNB Markets, Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Citigroup Global Markets Inc. at 1-877-858-5407, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.